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July 31, 2008	direct dial 404 815 6444 direct fax 404 541 3402 DStockton@KilpatrickStockton.com
VIA EDGAR AND FACSIMILE
Ms. Jennifer R. Hardy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Servidyne, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 21, 2008
File No. 0-10146
Dear Ms. Hardy:
On behalf of our client, Servidyne, Inc. (the “Company”), set forth below is the Company’s response to the comment raised in your letter. For your convenience, we have repeated your numbered comment followed by our response. For the convenience of the Staff, we have also sent to you paper and facsimile copies of this letter. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Preliminary Proxy Statement on Schedule 14A.
Approval and Adoption of an Amendment to the Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 10
1.	Disclosure on page 11 indicates that one purpose of the proposed increase in the number of authorized shares of common stock from five to ten million shares is to allow Servidyne the flexibility of using capital stock to raise capital or as consideration in acquiring other businesses and that this series of acquisitions includes the June 2008 acquisition of Atlantic Lighting and Supply Company. Since the proposed increase “involves” the acquisition of Atlantic Lighting and Supply Company and shareholders did not have a separate opportunity to vote

Ms. Jennifer R. Hardy	2	July 31, 2008
upon the acquisition, please provide the information required by Item 14 of Schedule 14A. See Note A to Schedule 14A.

The acquisition of Atlantic Lighting and Supply Company (“Atlantic”) was completed on June 6, 2008, as disclosed in the Company’s Annual Report on Form 10-K for the year ended April 30, 2008. The acquisition of Atlantic was an acquisition of an immaterial amount of assets that did not require the approval of the Company’s shareholders under corporate law or listing standards, nor did it necessitate the filing of a Form 8-K.

We direct the Staff’s attention to the bolded language in Note A to Schedule 14A below:
“Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items shall also be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.”
The proposed increase in authorized shares for which the Company seeks shareholder approval is not related to the acquisition of Atlantic, which has already been consummated and for which all of the related consideration has already been paid, nor does it relate to any specific acquisition. The Company does not have any agreement, arrangement or understanding at this time with respect to any specific acquisition for which the authorized shares would be issued. The Company would be willing to include such a statement in the definitive proxy statement if you thought it would be helpful.

The portion of the proxy statement that you refer to is intended to communicate to shareholders that the Company’s strategy includes growth through acquisitions that are sometimes funded through the issuance of equity and that additional authorized shares will be needed to continue doing so in the future. Atlantic is named in the proxy statement only as an example of such a prior acquisition by the Company.

Further, we note Item 14 of Schedule A states that it is applicable if action is to be taken with respect to (1) a merger or consolidation; (2) an acquisition of securities of another person; (3) an acquisition of any other going business or the assets of a going business; (4) a sale or other transfer of all or any substantial part of assets; or (5) a liquidation or dissolution. No such actions are proposed to be taken by the Company at this time, and therefore the information called for by Item 14 is not required.

Ms. Jennifer R. Hardy	3	July 31, 2008
As previously described, the proposal to increase the number of authorized shares does not relate to the already completed acquisition of Atlantic, and thus the proposed share increase does not “involve” the acquisition of Atlantic as contemplated by Note A to Schedule 14A. For these reasons, we do not believe that the Company is required to disclose the information required by Item 14 of Schedule 14A in the proxy statement referenced by this letter.

Attached is a letter from the Company containing the statements you requested in your comment letter.

Should you want to discuss this matter further, please contact me at (404) 815-6444, or David Eaton at (404) 815-6051.

Very truly yours, KILPATRICK STOCKTON LLP
By:	/s/ David A. Stockton
David A. Stockton, a Partner

cc:	Securities and Exchange Commission
Edward M. Kelly

cc:	Servidyne, Inc.
Alan Abrams
Rick Paternostro

cc:	Kilpatrick Stockton LLP
David Eaton
Emily Stuart

July 31, 2008
VIA EDGAR AND FACSIMILE
Ms. Jennifer R. Hardy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Servidyne, Inc. Preliminary Proxy Statement on Schedule 14A Filed July 21, 2008 File No. 0-10146
Dear Ms. Hardy:
     The undersigned officer of Servidyne, Inc. (the “Company”) acknowledges the following on behalf of the Company as you requested in your comment letter dated July 30, 2008:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SERVIDYNE, INC.
By:	/s/ Rick Paternostro
Rick Paternostro
Chief Financial Officer

Ms. Jennifer R. Hardy	2	July 31, 2008

cc:	Securities and Exchange Commission
Edward M. Kelly

cc:	Servidyne, Inc.
Alan Abrams

cc:	Kilpatrick Stockton LLP
David Stockton
David Eaton